BB 9/4

02021974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-01 (MM/DD/YY) AND ENDING 06-30-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Money Consultants Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7435 Watson Road - Suite 202A
(No. and Street)

St Louis (City) MO (State) 63119 (Zip Code)

SEC MAIL RECEIVED AUG 26 2002 WASH, D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
M. Eileen Dorsey 314-963-9813
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolff & Taylor PC
(Name – *if individual, state last, first, middle name*)

222 S. Central-Suite 506 (Address) St. Louis (City) MO (State) 63105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, M. Eileen Dorsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Money Consultants Services Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

STACY SEITZ
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires Aug. 26, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLFF & TAYLOR P.C.

Certified Public Accountants

222 SOUTH CENTRAL AVENUE
SUITE 506
ST. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 26 2002
165

August 21, 2002

NASD Regulation, Inc. / Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attn: Sherry Lawrence

Dear Ms. Lawrence:

We have examined the balance sheet of Money Consultants Services, Inc. as of June 30, 2002, and the related statements of income, retained earnings and cash flows for the year then ended.

In connection with the audited report:

- We are independent certified public accountants with respect to Money Consultants Services, Inc. Our examinations were made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

- Nothing came to our attention as a result of the foregoing procedures, however, that caused us to believe that:
    1) The audited report is not in conformity with generally accepted accounting principles applied on a consistent basis, and
    2) any material inadequacies existed.

Very truly yours,

Richard E. Wolff

REW/sst

Enclosures

cc: SEC – Principal Office
450 5th Street, N.W.
Washington, D.C. 20549

SEC - Midwest Regional Office
175 W. Jackson Boulevard – Suite 900
Chicago, IL 60604

WOLFF & TAYLOR P.C.
Certified Public Accountants

222 SOUTH CENTRAL AVENUE
SUITE 506
ST. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

August 21, 2002

NASD Regulation, Inc. / Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attn: Sherry Lawrence

Dear Ms. Lawrence

Attached is a complete set of the following items:

- A report detailing any material inadequacies found.
- A Statement of Changes in Shareholders' Equity
- A Computation of Net Capital
- A Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS report.

The above mentioned items are filed in compliance with Securities and Exchange Commission Rule 17a-5(d) and should meet all filing requirements of the Rule.

If further information is required please contact our office.

Very truly yours,

Richard E. Wolff

REW/sst

Enclosures

cc: SEC – Principal Office
✓ 450 5th Street, N.W.
Washington, D.C. 20549

SEC - Midwest Regional Office
175 W. Jackson Bouldvard – Suite 900
Chicago, IL 60604

Money Consultants Services, Inc.
Statement of Changes in Shareholders' Equity
June 30, 2002

Balance, Beginning of Period	$	10,002
Net Income (Loss)		-
Balance, End of Period	$	10,002

Money Consultants Services, Inc.
Computation of Net Capital
June 30, 2002

Total Ownership Equity from Statement of Financial Condition	$	10,002
Deductions:		-
Haircuts on Securities:		-
Net Capital	$	10,002

Money Consultants Services, Inc.
Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report
June 30, 2002

Total Ownership Equity from Statement of Financial Condition - Unaudited	$ 10,002
Adjustments:	
None	-
Total Ownership Equity from Statement of Financial Condition - Audited	10,002
Minimum Net Capital Dollar Requirement	5,000
Excess Net Capital	$ 5,002

MONEY CONSULTANTS SERVICES, INC.

FINANCIAL STATEMENTS

JUNE 30, 2002

CONTENTS

WOLFF & TAYLOR P.C.
Certified Public Accountants

222 SOUTH CENTRAL AVENUE
SUITE 506
ST. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

The Board of Directors
Money Consultants Services, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Money Consultants Services, Inc. as of June 30, 2002, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Consultants Services, Inc. as of June 30, 2002, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Wolff & Taylor, P.C.

August 21, 2002

Money Consultants Services, Inc.
Balance Sheet
June 30, 2002

ASSETS

Current Assets:	
Cash	$ 10,002
Accounts Receivable	6,382
Total Assets	$ 16,384

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:	
Commissions Payable	$ 6,382
Total Liabilities	6,382
Shareholders' Equity:	
Common Stock - $1 par value; 25,000 shares authorized with 10,000 shares issued and outstanding	10,000
Additional paid-in-capital	22
Retained Earnings	(20)
Total Shareholders' Equity	10,002
Total Liabilities and Shareholders' Equity	$ 16,384

The accompanying notes are an
integral part of the financial statements.

Money Consultants Services, Inc.
Statement of Income and Retained Earnings
For the Year Ended June 30, 2002

Income:	
Commissions Earned	$ 144,127
Expenses:	
Commissions Paid	144,127
Net Income	-
Retained Earnings - Beginning of Period	(20)
Retained Earnings - End of Period	$ (20)

The accompanying notes are an
integral part of the financial statements.

Money Consultants Services, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2002

Cash Flows Provided (Used) by Operating Activities:	
Net Income	$ -
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:	
(Increase) Decrease in Accounts Receivable	(159)
Increase (Decrease) in Accounts Payable	159
Net Increase (Decrease) in Cash	-
Cash and Cash Equivalents at Beginning of Year	10,002
Cash and Cash Equivalents at End of Year	$ 10,002

Supplemental Disclosures of Cash Flow Information:	
Cash Paid for Income Taxes	$ -
Cash Paid for Interest	$ -

The accompanying notes are an integral part of the financial statements.

Note 1 - Summary of Significant Accounting Policies.

a) Company's Activities - The Company is an NASD registered broker/dealer in St. Louis, Missouri that offers a variety of financial products to its clients. The Company's primary products are mutual funds and insurance contracts.

b) Method of Accounting - The financial statements are prepared using the accrual basis of accounting.

c) Allowance for Doubtful Accounts - The Company uses the direct write-off method for recognition of bad debts. No allowance for doubtful accounts is believed necessary.

d) Cash and Cash Equivalents - For purposes of the statement of cash flows, cash and cash equivalents consist of cash and money market funds.

e) Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax liability represents the future tax return consequences of thoses differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. There are currently no current or deferred taxes due.

f) Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.